Exhibit 2.1

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of the 27th day of April, 2012 (the “Effective Date”), is made by and between ADCARE PROPERTY HOLDINGS, LLC, an Ohio limited liability company or its designee (“Purchaser”), on the one hand, and 1761 PINEWOOD HOLDINGS, LLC, a Delaware limited liability company (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller owns that certain parcel of real property located at 1761 Pinewood Road, Sumter, South Carolina 29154 described on Exhibit “A” attached hereto and incorporated by reference herein (the “Real Property”), which Real Property is improved by a 96 bed skilled nursing commonly known as “Sumter Valley Nursing and Rehab Center” (the “SNF”);

WHEREAS, Seller wishes to sell and Purchaser wishes to purchase the Real Property and the SNF (as that term is hereinafter defined) subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1.                            Purchase. Subject to the terms and conditions set forth herein, on the Closing Date (as hereinafter defined), Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase from Seller, (i) the Real Property, and (ii) all equipment, furniture, furnishings, fixtures and all other tangible personal property (the “Personal Property”) located on the Real Property and the SNF on the Closing Date, excluding the property set forth on Schedule 1 hereto. (The Real Property, the Personal Property and the SNF are sometimes collectively referred to as the “Property”). The term Property shall not include any assets not specifically purchased by Purchaser under this Section 1 (the “Excluded Assets”), including, but not limited to, the following assets as shall exist on or before the Closing Date: Seller’s cash balances; Seller’s accounts receivable; and all books and records of Seller, and any third party leased equipment that has not been assigned to the Purchaser.

SECTION 2.                            (A)                            Purchase Price. The purchase price for the Property shall be Five Million Five Hundred Thousand and 00/100 Dollars ($5,500,000.00) (the “Purchase Price”) to be paid, plus or minus prorations provided herein in immediately available funds at Closing, comprised of the following:

(a)                           Earnest Money. Within three (3) Business Days following the Effective Date, Purchaser shall deposit the Earnest Money with the Escrow Agent by wire transfer of immediately available funds.

(b)                          Cash Consideration. The sum of Five Million Two Hundred Fifty Thousand and 00/100s Dollars ($5,250,000.00) (including the Earnest Money), subject to adjustment as provided in Section 7, shall be deposited into escrow with the Escrow Agent by wire transfer of immediately available funds and released to Seller at the Closing.

(c)                           Seller Note. The sum of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) shall be evidenced by a promissory note from the entity to which Purchaser assigns its rights under this Agreement as permitted hereunder in favor of Seller executed and delivered at Closing (the “Seller Note”). The Seller Note shall be substantially in the form attached hereto as Exhibit “E”, shall be paid at the earlier of (x) twenty-four (24) months following the Closing or (y) when the Real Property is refinanced and shall bear interest at the simple annual fixed rate of six percent (6%) and with monthly principal payments required based on a 15 year amortization schedule. The Seller Note shall be guaranteed by AdCare Health Systems, Inc. (“ADK”) pursuant to a guaranty substantially in the form attached hereto as Exhibit “F” to be executed and delivered at Closing (the “ADK Guaranty”).

(d)                          Independent Consideration. Seller and Purchaser acknowledge and agree that if the Deposit is to be returned to Purchaser pursuant to any of the provisions of this Agreement, the Escrow Agent shall retain One Hundred and 00/100s Dollars ($100.00) from the Deposit and shall pay such amount to Seller as independent consideration paid by Purchaser to Seller for Seller’s execution and delivery of this Agreement.

(B) Allocation of Purchase Price. Purchaser and Seller each shall complete and file with the Internal Revenue Service Form 8594, Asset Acquisition Statement under Section 1060 of the IRS Code, in a manner that is consistent with the allocation to be reasonably determined by Seller on or before the Closing Date. Neither Seller nor Purchaser shall take a position that is inconsistent with such allocation except with the written consent of the other. Purchaser and Seller each shall complete and file with the Internal Revenue Service an amended Form 8594 to reflect any post-closing adjustments of the purchase price made pursuant to this Agreement. This Section 2(B) shall survive the Closing and shall continue to be binding on the parties thereafter.

SECTION 3.  Earnest Money. The Purchaser hereby agrees to deposit via wire transfer (in accordance with the wire transfer instructions attached hereto as Exhibit “B”) with Gregory D. Hughes, Hughes and White, as agent for Chicago Title Insurance Company, 2110 Powers Ferry Road, Suite 440, Atlanta, Georgia 30339 (the “Escrow Agent”) the sum of One Hundred Thousand and 00/100 ($100,000.00) Dollars within three (3) business days from the date of the execution of this Agreement, as earnest money (the “Earnest Money”) to be held and disbursed on the terms and conditions hereinafter set forth. Purchaser, Seller and Escrow Agent shall execute and deliver the escrow agreement in the form attached hereto as Exhibit “C”. If Purchaser terminates this Agreement (a) as a result of Seller’s breach of any provision of this Agreement, (b) because of Seller’s failure to satisfy any of the conditions set forth in Section 6 hereof to be satisfied by Seller thereunder or (c) because any of the conditions precedent set forth in Section 10 have not been satisfied, the Earnest Money shall be returned to Purchaser within five (5) days of Purchaser’s termination of this Agreement. If the transaction contemplated under this Agreement fails to close for any reason other than the reasons set forth in the preceding sentence, the Escrow Agent shall disburse the Earnest Money to Seller. Upon Closing of the transaction contemplated under this Agreement, the Earnest Money shall be applied against the Purchase Price.

SECTION 4.  Seller’s Covenants, Representations and Warranties.

(A)                            As a material inducement to Purchaser to enter into this Agreement and to pay the Purchase Price for the Property as set forth herein, Seller hereby covenants, warrants and represents to Purchaser as follows:

(i)                                   Seller is authorized to enter into and perform all its obligations under this Agreement. This Agreement is, and all documents to be executed by Seller pursuant hereto will be, the valid and binding obligations of Seller enforceable in accordance with their respective terms.

(ii)                                The Seller is not a party to any litigation or administrative proceedings nor has Seller received written or, to its knowledge, verbal notice containing a threat of any litigation or administrative proceedings, which could materially adversely affect the Property or Seller’s right to enter into this Agreement or to consummate the transactions contemplated by this Agreement. Except what is listed on Schedule 4(A) (Pending Violations, Litigation and / or Deficiencies), the Seller to its knowledge, is not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which the Seller or the Property is or was a party.

(iii)                             From the date hereof to the Closing Date, other than in the ordinary course of Seller’s business, no lease, tenancy, or other arrangement applicable to the Property or the SNF and not terminable without penalty by Seller on or before the Closing Date, will be entered into by Seller without the prior written approval of Purchaser.

(iv)                            To Seller’s knowledge, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach, violation, default or cancellation of any contract, agreement, mortgage, deed to secure debt, or lease to which Seller is a party and that could reasonably be expected to have a material adverse effect on the SNF.

(v)                               To the Seller’s knowledge, the Property is not in violation of any federal, state, local or municipal law, rule, regulation or ordinance, including any life safety code waivers (except as disclosed in Schedule 4A).

(vi)                            The Property shall, on the Closing Date, be in the same condition as it was on the date of Purchaser’s execution of this Agreement, normal wear excepted. Immediately prior to “Closing” (as hereinafter defined) Seller will have good and marketable fee simple title to all of the Real Property, subject to the Permitted Encumbrances.

(vii)                         Seller is not and will not be a party to any collective bargaining agreements with respect to any of employees at the SNF.

(viii)                      All documents to be delivered by Seller to Purchaser are and will be true, correct and complete in all material respects and contain no material omissions that make such documents false or misleading.

(ix)                              To Seller’s knowledge: (a) the Real Property is in compliance with all applicable zoning and building laws, ordinances and regulations and (b) the Real Property has all the necessary legal rights, utility service, and access to a public street.

(x)                                 To Seller’s knowledge, neither the execution and delivery of this Agreement nor the consummation of the transactions provided for in this Agreement violate any agreement to which Seller is a party or by which Seller is bound, or any law, order, or decree, or any provision of any Seller’s governing documents.

(xi)                              To its knowledge, Seller holds good and marketable title to the Real Property, free and clear of restrictions on or conditions to transfer or assignment, and free and clear of liens, pledges, charges, or encumbrances other than the Permitted Encumbrances.

(xii)                           Seller agrees to deliver to Purchaser all pertinent property information, licenses, contracts for service(s) and/or supplies, financial records received in the course of owning the property obtained through foreclosure, information received under the Freedom of Information Act, management agreements, receipts or documentation relative to the property obtained during Seller’s course of ownership in any manner whatsoever to the Purchaser at closing. The existence of any such documents or records is not confirmed but the delivery of all pertinent records is committed to by the Seller.

(xiii)                        To Seller’s knowledge there is no litigation or governmental proceeding pending or, to Seller’s knowledge, threatened in eminent domain or for rezoning against Seller that relates to or affects the SNF.

(xiv)                       To its knowledge, during the time in which Seller has owned the Property, Seller has not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Property any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any local, state or federal environmental laws that could reasonably be expected to have an material adverse effect on the SNF.

(xv)                          To Seller’s knowledge, there are no Hazardous Substances on, at, beneath, or in the Property. “Hazardous Substance” means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law. “Environmental Law” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

(xvi)                       Seller is not a “foreign person” for purposes of § 1455 of the Internal Revenue Code.

(B)                              All of the foregoing representations and warranties shall be applicable, true, correct and complete in all material respects, both as of the date hereof and as of the Closing Date, and Seller shall, as stated in Section 11 (ii) of this Agreement, certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date in all material respects.

(C)                              Except as expressly set forth herein, neither Seller, nor any officer, director, employee, member, partner, agent or representative thereof nor any other party acting for or on its or their behalf, has made or is making or shall make any representation or warranty or any kind or nature, whether direct or implied, with respect to the Property or any other matter, and Purchaser hereby expressly agrees and acknowledges that it is purchasing the Property and the SNF AS IS WHERE IS AND WITH ALL FAULTS. Purchaser acknowledges that it is an experienced purchaser of properties and assets similar to the Property and the SNF and, except for the representations and warranties set forth in this Agreement, it has not relied upon any representation or warranty or information provided by Seller or any other party and all representations and warranties shall not survive the Closing hereunder.

(D)                             As used in this Agreement the word “knowledge” shall mean to the best of that party’s actual knowledge without further investigation.

SECTION 5.                          Purchaser’s Covenants, Representations and Warranties.

(A)                            As a material inducement to Seller to enter into this Agreement and to sell the Property to Purchaser as set forth herein, Purchaser hereby covenants, warrants and represents to Seller as follows:

(i)                                   The Purchaser is an Ohio limited liability company and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the Agreement. This Agreement and all documents to be executed by Purchaser pursuant hereto will be the valid and binding obligations of Purchaser enforceable with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which Purchaser is subject.

(ii)                                The Purchaser is not a party to any litigation or administrative proceedings nor has Purchaser received written or, to its knowledge, verbal notice containing a threat of any litigation or administrative proceedings, which could materially adversely affect the Purchaser’s right to enter into this Agreement or to consummate the transactions contemplated by this Agreement.

(B)                              All of the foregoing representations and warranties shall be applicable, true, correct and complete, both as of the date hereof and as of the Closing Date, and Purchaser shall, as stated in Section 12(B) of this Agreement, certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date.

(C)                              In the event that the Purchaser elects to conduct or make any physical inspections or evaluations (“Inspections”) of the Property, all such Inspections shall be conducted during normal business hours and Purchaser shall give Seller at least twenty-four (24) hours notice of such Inspections.

(D)                             In the event that the Purchaser elects to interview, convene or otherwise meet with the SNF’s employees at the Property, with the exception of the administrator of the SNF, Purchaser shall not do so until Purchaser has provided written notice to the Seller that the Purchaser has waived all conditions or contingencies to Closing.

(E)                               As soon as possible, but in any event, within 14 days of the Effective Date, Purchaser shall submit an application to the applicable regulatory agency to obtain a certificate of need (the “CON”), the license and any other regulatory approvals required in order to transfer operations of the SNF. Purchaser shall use its best efforts to obtain the approval for the CON, the license and any other regulatory approvals needed to consummate the transactions contemplated in this Agreement. Upon request, Purchaser shall provide Seller with status updates relating to such approvals and shall promptly deliver to Seller copies of any notices received from any regulatory or licensing agencies.

SECTION 6.                            Condition of Title and Survey.

(A)                            The Real Property shall be conveyed to Purchaser by Limited Warranty Deed and the Personal Property including but not limited to the assets of the SNF not otherwise identified as Excluded Property, shall be conveyed by Limited Warranty Bill of Sale to be delivered to Purchaser at Closing, free and clear of all liens and encumbrances, except Permitted Encumbrances and except those caused by or on behalf of Purchaser. “Permitted Encumbrances” means, (i) statutory liens for current taxes, assessments or other governmental charges not yet due and payable, (ii) zoning, entitlement and other land use and environmental regulations by any governmental authority, provided none of the foregoing is violated by the current uses of, or improvements upon, any of the Real Property, (iii) those matters set forth on Schedule 6, copies of which matters Seller has given to Purchaser prior to execution of this Agreement (iv) those matters shown on the Existing Survey (as defined in Subsection 6(ii) below) and matters after the date of such survey which an inspection of the SNF would disclose, and (v) those matters deemed approved under this Section 6. Purchaser shall have the option to obtain a title insurance commitment for a title insurance policy on behalf of a title company acceptable to Purchaser (the “Title Commitment”). Seller shall have delivered to Purchaser a copy of Seller’s existing title insurance policy for the Real Property prior to the execution and delivery of this Agreement. Should the Title Commitment disclose exceptions to title other than Permitted Encumbrances which are unacceptable to Purchaser, other than liens and encumbrances which Seller shall cause to be released at Closing and the lien for current year taxes, Purchaser shall so notify Seller in writing at least 10 business days before Closing and Seller shall be given a reasonable time in which to correct any such exceptions. If Seller fails to correct such exceptions within such time period, Purchaser may elect, as its sole remedy, to either (i) grant Seller additional time within which to cure any exception, if Seller requests such additional time; or (ii) accept title in its existing condition; or (iii) terminate this Agreement and have returned to Purchaser all Earnest Money. Seller shall not have any duty to litigate any issue to satisfy a title objection of the Purchaser.

(B)                              Seller has given Purchaser prior to execution of this Agreement the existing survey prepared by Barrett Surveying Group, dated November 18, 2010 (last revised January 27, 2011) (the “Existing Survey”). Purchaser agrees to take title subject to all matters shown on the Existing Survey. Prior to Closing, Purchaser may obtain a current survey of the Real Property prepared and certified by a surveyor registered and licensed in the State of South Carolina or have the Survey re-certified to Purchaser (the “New Survey”). The New Survey shall certify as to any flood plain restrictions affecting the Real Property and shall identify and locate all easements or encroachments which traverse or affect the Real Property and shall set forth the location, availability and, where appropriate, dimensions or diameters of all utilities servicing the land, including, without limitation, water, sewer, electric and telephone. The legal description for documents necessary or appropriate to consummate the purchase or sale contemplated herein shall be based upon the New Survey, as revised if applicable. The New Survey shall be sufficient to enable the title insurer to delete the general exception relating to survey matters.

(C)                              Purchaser shall have the right to have its title examination updated until the Closing Date, and if any such update discloses any new title exceptions as to which Purchaser has an objection and which were not listed in the Commitment and are not a Permitted Exception (any such new matter being referred to as a “new objection”), Purchaser shall deliver to Seller a statement of any such new objection and Seller shall have until the Closing Date to cure all such new objections. In the event that Seller fails to cure such new objections on or before the Closing Date, Purchaser may elect, as its sole remedy, to either (i) grant Seller additional time within which to cure any exception, if Seller requests such additional time; or (ii) accept title in its existing condition; or (iii) terminate this Agreement and have returned to Purchaser all Earnest Money. Notwithstanding anything to the contrary contained herein, Seller shall have no obligation to cure any new objection and nothing set forth in this Section 6(C) shall effect Seller’s right to terminate this Agreement if the Closing does not occur on or before the Walk-Away Date (as hereinafter defined).

(D)                             Prior to Closing, Purchaser may obtain an environmental assessment of the Property (the “Environmental Report”). Should the Environmental Report disclose environmental conditions reasonably unacceptable to Purchaser, Purchaser shall so notify Seller in writing before Closing and Seller shall be given a reasonable time (but not less than thirty (30) days) in which to correct any such conditions. If Seller fails to correct such conditions within such time period, Purchaser may elect, as its sole remedy, to either (i) grant Seller additional time within which to cure any condition, if Seller requests such additional time; or (ii) accept the Property in its existing condition; or (iii) terminate this Agreement and have returned to Purchaser all Earnest Money.

SECTION 7.                          Closing Costs. Purchaser shall pay the cost of any title examination, the Title Commitment and title insurance premium, the New Survey and the Environmental Report. Seller shall be responsible for the transfer taxes required for the transfer of the Property to Purchaser and the preparation and recording of such releases and such instruments as are appropriate to present clear title as required herein. Each party shall be responsible for its own counsel fees in the fulfilling of the obligations under this Agreement. All other closing costs of whatever kind or nature, including allocation of real estate taxes, shall be allocated between Purchaser and Seller in accordance with local real estate practices of the jurisdiction in which the Real Property is located.

SECTION 8.                          Date of Closing. The closing contemplated herein (the “Closing”) shall occur on or before June 29, 2012 (the “Closing Date”) at the offices of Purchaser’s counsel in Atlanta, Georgia. On or prior to the Closing Date, Purchaser and Seller shall each have the right to deposit in escrow with the title company all required documents and instruments to close the transactions contemplated hereunder. On or prior to the Closing Date, Purchaser, at its option, may extend the date set forth in the preceding sentence to July 31, 2012, TIME BEING OF THE ESSENCE, upon written notice to Seller and upon payment of an additional Fifty Thousand and 00/100 Dollars ($50,000.00) deposit with Escrow Agent to be held and disbursed as Earnest Money on the terms and conditions set forth herein. This Agreement may be terminated and the transactions contemplated hereby abandoned by Seller on or after August 1, 2012 if the Closing does not occur on or before July 31, 2012 (the “Walk-Away Date”) by written notice to Purchaser and upon such termination by Seller after the Walk-Away Date, Seller shall receive the Earnest Money from the Escrow Agent. The Closing may be extended as may be specifically agreed to in writing by the parties.

SECTION 9.                          Waivers. The waiver by any party of any breach by the other of any term, covenant or condition herein contained shall not be deemed to be a waiver of any other condition or of any subsequent breach of the same or of any other term, covenant or condition herein contained. No delay or omission in the exercise of any right or remedy accruing to any party as a result of a breach by the other party under this Agreement shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter occurring.

SECTION 10.                   Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by Purchaser) prior to, or as of, the Closing of each of the following conditions:

(A)                            Compliance by Seller and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Seller at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Seller in this Agreement shall be true and correct in all material respects (i) on and as of the date of this Agreement, and (ii) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B)                              Officers Certificates. Seller shall have delivered to Purchaser a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C)                              No Legal Action. Except as disclosed in Schedule 4(A), to Seller’s knowledge, no action, suit, investigation, other proceeding or claim shall have been instituted before any court or before or by any government or governmental agency or instrumentality either (1) to impose any restriction, limitations or conditions with respect to the transactions contemplated by this Agreement which will prevent or enjoin the consummation of the transactions contemplated herein, or (2) to obtain damages or other relief in connection with such transactions. To its knowledge, no action, suit, investigation, or other proceeding or claim against Seller shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign which could reasonably be expected to materially adversely affect the Property or the SNF following the Closing.

(D)                             Additional Documents. Seller shall have furnished such other duly executed documents as may be customary and reasonably required, in the reasonable opinion of Purchaser, to perfect or evidence the performance of the covenants and agreements made and to be performed by Seller and the compliance by Seller with all conditions to be satisfied by Seller.

(E)                               Regulatory Compliance. The SNF shall not be subject to any uncorrected license deficiencies with the scope and severity of IJ or greater for which a plan of corrections has not been submitted.

(F)                               Intentionally Deleted.

(G)                              Intentionally Deleted.

(H)                             License. Purchaser shall have obtained a license as required by the State of South Carolina to operate the SNF.

(I)                                  Operations Transfer Agreement. Purchaser (or Purchaser’s operator) shall have entered into a transition agreement substantially in the form attached hereto as Exhibit “D” (the “OTA”) with Sumter Valley Nursing and Rehab Center, LLC, a Delaware limited liability company, or the SNF’s then-current operator (“Operator”) prior to Closing providing for the transfer of the management and operations of the SNF and assets of the Operator.

SECTION 11.                   Conditions Precedent To Obligations of Seller. The obligations of Seller under this Agreement are subject to, and shall be conditioned upon the satisfaction (or the waiver in writing by Seller) prior to, or as of, the Closing of each of the following conditions:

(A)                            Compliance by Purchaser and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Purchaser at or before the Closing shall have been complied with and performed, and the representations and warranties made by Purchaser in this Agreement, shall be correct (a) on and as of the date of this Agreement, and (b) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B)                              Certificate. Purchaser shall have delivered to Seller a certificate, dated the Closing Date, duly executed by Purchaser, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C)                              No Legal Action. To Purchaser’s knowledge, no action, suit, investigation, other proceeding or claim shall have been threatened or instituted before any court or before or by any government or governmental agency or instrumentality either (1) to impose any restrictions, limitations or conditions with respect to the transaction contemplated by this Agreement or (2) to obtain damages or other relief in connection with such transactions. To its knowledge, no action, suit, investigation or other proceeding or claim against Purchaser shall have been instituted before any court or before or by any government or governmental agency or instrumentality, domestic or foreign, which might adversely affect the Property.

(D)                             Additional Documents. Purchaser shall have furnished Seller with such other duly executed documents as may be required, in the reasonable opinion of Seller (i) to evidence the accuracy of Purchaser’s representations and warranties and (ii) to perfect or evidence the performance of the covenants and agreements made and to be performed by Purchaser and the compliance by Purchaser with all conditions to be satisfied by Purchaser.

SECTION 12.  Deliveries at Closing. (A) At Closing, Seller shall deliver to Purchaser, in consideration of payment to Seller of the Purchase Price, the following:

(a)           Limited Warranty Deed conveying the Real Property;

(b)           Limited Warranty Bill of Sale conveying and assigning the Personal Property;

(c)           Termination of the any existing leases and/or management agreements with respect to the SNF; and

(d)           FIRPTA Certificate.

(B)          Prior to Closing, Operator and Purchaser’s designee shall have executed and delivered the OTA as defined in Section 10, pursuant to which Purchaser’s designee shall assume operations and control, with all of the rights and obligations thereof of the SNF as of and from and after the Closing and at Closing the Purchaser shall have delivered the following:

(a) Seller Note and

(b) ADK Guaranty.

SECTION 13.  Assignment. Seller may not assign any of its right, title, or interest in and to this Agreement without the written consent of the Purchaser, not to be unreasonably withheld or delayed. Except for assignments to a special purpose entity owned or controlled by Chris Brogdon, Purchaser may not assign its right, title or interest in and to this Agreement without the consent of Seller, not to be unreasonably withheld or delayed.

SECTION 14.  Commissions and Fees. Seller hereby represents and warrants to Purchaser that it has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Purchaser for all damages, costs and liability that may result from breach of this warranty and representation. Purchaser hereby represents and warrants to Seller that Purchaser has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Seller for all damages, costs and liability that may result from breach of this warranty and representation.

SECTION 15.  Casualty/Condemnation. To its knowledge, Seller represents that it has received no notice of any condemnation proceedings against the whole or any part of the Property. If prior to the Closing Date, all or a substantial portion of either the Real Property or the building wherein the SNF is located shall be damaged (whether by fire, theft, vandalism or other cause of casualty) (a “Casualty”) or condemned or taken by eminent domain by any competent authority for any public or quasi-public use or purpose, then, in such event, Purchaser shall have the option to terminate this Agreement or close the transactions herein provided for; provided the phrase “substantial portion” shall mean a reduction in the fair market value of the Property in excess of $500,000.00 that Seller cannot cure within ninety (90) days after notice of such condemnation or Casualty. The fair market value shall be determined, based on the value on the date of this Agreement of the Property less the portion of the Property damaged or lost, by an independent MAI appraiser to be mutually selected and paid equally by Seller and Purchaser. If Seller and Purchaser are unable to mutually select an appraiser, then one independent appraiser shall be selected and paid by Purchaser and one independent appraiser shall be selected and paid by Seller. If a party does not select an appraiser as provided in the preceding sentence within ten (10) days after the other party has given written notice of the name of its appraiser, such party shall lose its right to appoint an appraiser. If the two appraisers are selected by the parties as provided above, they shall meet promptly to determine the fair market value. If such appraisers are unable to agree within fifteen (15) days after the second appraiser has been selected, they shall jointly select a third appraiser. The reduction in Purchase Price shall be set by agreement of any two (2) of the three (3) appraisers. If Purchaser shall elect pursuant to such option to terminate this Agreement, this Agreement shall be null and void and the funds held by the Escrow Agent pursuant to Section 3 of this Agreement shall be returned to Purchaser. If, however, Purchaser shall elect to close this transaction, then there shall be an abatement in the Purchase Price equal to the net amount of insurance proceeds or any condemnation award allowed.

SECTION 16.  Mechanic’s Liens. Seller covenants that to its knowledge at Closing, there shall be no mechanics liens which shall affect the Property. In the event there shall be such mechanic’s liens, Purchaser and Seller shall have such rights and obligations as are stated in Section 6 of this Agreement.

SECTION 17.  Default. If either party defaults under this Agreement, the other party shall have all rights or remedies permitted in law or at equity, including the right to terminate this Agreement. Notwithstanding the foregoing, Purchaser damages shall not include any special, punitive or consequential damages. Before a party may declare a default hereunder, it shall give written notice to the other party specifying the failure of the other party under this Agreement and the other party shall have twenty-one (21) days from the receipt of such notice to cure such default, subject to Section 8 hereof.

SECTION 18.  Indemnification.

(A)          Survival of Representation and Warranties. All representations and warranties made by each party in this Agreement and in each Schedule and Exhibit shall survive the Closing Date and for a period of twelve (12) months after the Closing, notwithstanding any investigation at any time made by or on behalf of the other party. All representations and warranties related to any claim asserted in writing prior to the expiration of such twelve (12) month survival period shall survive (but only with respect to such claim) until such claim shall be resolved and payment in respect thereof, if any is owing, shall be made.

(B)          Seller’s Indemnification. Seller will defend, indemnify and hold Purchaser harmless against any and in respect of any and all liability, damage, loss, cost, and expenses (collectively, “Losses”) in excess of $100,000.00 (the “Basket”) arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty, or non-fulfillment of any agreement or covenant contained in this agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 18(B); and (c) the operation of the SNF prior to the Closing Date. Seller shall not have any liability under this Section 18(B) until the aggregate amount of all Losses exceeds the Basket at which time Purchaser shall be entitled to be indemnified against all Losses in excess of the Basket; provided however, in no event shall the aggregate amount of Losses for which (x) Seller is liable for the payment and indemnification of Purchaser pursuant to this Section 18(B), and/or (y) Operator is liable for the payment and indemnification of Purchaser pursuant to the OTA not to exceed $550,000.00 (the “Indemnification Cap”).

(C)          Purchaser’s Indemnification. Purchaser will defend, indemnify and hold Seller harmless against any and in respect of any and all Losses in excess of the Basket arising out of or otherwise in respect of: (a) any misrepresentation or breach of warranty contained in this Agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 18(C); and (c) the operation of the SNF on and after the Closing Date. Purchaser shall not have any liability under this Section 18(C) until the aggregate amount of all Losses exceeds the Basket at which time Seller shall be entitled to be indemnified against all Losses in excess of the Basket; provided however, in no event shall the aggregate amount of Losses for which (x) Purchaser is liable for the payment and indemnification of Seller pursuant to this Section 18(C), and/or (y) Purchaser is liable for the payment and indemnification of Operator pursuant to the OTA exceed the Indemnification Cap.

SECTION 19.  Notices. All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be conclusively deemed to have been delivered (a) three (3) days after the postmark date if sent properly addressed by registered or certified mail, return receipt requested, postage prepaid; or (b) one (1) business day after having been deposited properly addressed and prepaid for guaranteed next type and business-day delivery with a nationally recognized overnight courier service; at the addresses set forth below:

To Seller:	1761 Pinewood Holdings, LLC
10800 Biscayne Blvd., Suite 600
Miami, Florida 33161
Attn: Mr. Abraham Shaulson

with a copy to:	Wilk Auslander LLP
1515 Broadway
New York, New York 10036
Attn: Aaron C. Kinderlehrer, Esq.

To Purchaser:	Adcare Property Holdings, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attn: Chris Brogdon

SECTION 20.  Inspections and Other Diligence Activities.

(A)      Property Inspections. During the “Inspection Period” (which for the purposes of this Agreement shall mean the period beginning on the Effective Date and expiring on 5:00 P.M. Eastern time on the forty-fifth day of the Effective Date) and thereafter until the Closing or the earlier termination of this Agreement, Seller shall permit Purchaser and its representatives to conduct non-invasive physical inspections of the Real Property; provided, however, Purchaser shall not be permitted to perform any environmental investigations or invasive testing which are beyond the scope of typical so-called “Phase I” investigation without Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed. Except for the administrator of the SNF (whom Purchaser may contact), Purchaser shall not contact any employees or any residents of the SNF without Seller’s prior written consent prior to the expiration of the Inspection Period. All such inspections shall be performed in a manner consistent with this Agreement and so as to minimize any interference or disruptions to the residents or the operations of the SNF. Purchaser shall notify Seller at least one (1) Business Day prior to entering the SNF for the purpose of making any such inspections. For purposes of the preceding sentence only, notice may be given by e-mail or by telephone to Esti Rosenberg at (305) 864-9191 or esti.r@millennium-mgt.com.

(B)      Diligence Materials. From and after the Effective Date until the Closing or the earlier termination of this Agreement, Seller shall deliver to Purchaser for Purchaser’s review true, correct and complete copies of any materials pertaining to the SNF that are reasonably requested by Purchaser to the extent such materials are within Seller’s possession or control. Except as otherwise expressly set forth herein, Seller makes no representation or warranty, express or implied, with respect to the accuracy or completeness of any materials, reports, data or other information provided by Seller pursuant to or in connection with this Agreement.

(C)      Indemnification. Purchaser shall indemnify, defend and hold harmless Seller from and against any and all expenses, losses, claims or damages which Seller suffers as a result of any act or omission of Purchaser or its representatives, agents or contractors in connection with any inspection conducted by Purchaser or its representatives, agents or contractors pursuant to this Agreement. Purchaser’s obligations under this Section 20(A) shall survive the Closing or any earlier termination of this Agreement.

(D)      Termination of Agreement. If the results of the inspections performed by or on behalf of Purchaser pursuant to Section 20 shall be unsatisfactory to Purchaser in any respect, Purchaser shall have the right to terminate this Agreement at any time prior to the expiration of the Inspection Period, time being of the essence, by giving written notice thereof to Seller, in which event the Escrow Agent shall return the Earnest Money to Purchaser and neither party shall have any further rights or obligations hereunder, except for the obligations that expressly survive the termination of this Agreement.

SECTION 21.  Miscellaneous.

(A)          This Agreement sets forth all promises, agreements, conditions, inducements and understandings between and among the parties and there are no promises, agreements, conditions, inducements, warranties, representations, oral or written, express or implied, between them, other than as herein set forth. This Agreement shall not be modified or amended in any manner except by an instrument in writing executed by the parties.

(B)          The headings contained in this Agreement are for convenience and reference only, and in no way modify, interpret or construe the meaning of the parties.

(C)          Except as otherwise set forth herein, all terms, agreements, covenants, conditions, representations, warranties and provisions herein made shall survive the Closing.

(D)          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute hut one and the same instrument.

(E)           This Agreement shall be construed and enforced in accordance with the laws of the State of South Carolina. If any provision of this Agreement is determined to be illegal or unenforceable, such determination shall not affect the remaining terms of this Agreement. If litigation is instituted based upon this Agreement, the prevailing party shall be entitled to recover all expenses, including reasonable attorney fees.

(F)           Each of the parties shall execute such other documents as may be reasonably necessary to carry out the intent as well as comply with the provisions of this Agreement.

(G)          Subject to Section 13, this Agreement shall be binding upon and inure to the benefit of the respective parties and their heirs, executors, personal representatives, successors and assigns.

SECTION 22.  Post-closing Audit.

(A)          Promptly following the Closing Date, and in no event later than fifteen (15) days following the Closing Date, and at any time thereafter as ADK may request, Seller shall provide to ADK and its accounting advisors such financial information (the “Financial Information”) related to the business, assets and properties of the Seller purchased by Purchaser pursuant to this Agreement (the “Purchased Business”) as ADK may request in order to enable ADK to determine whether it is or would be required to include separate financial statements of the Purchased Business for any periods prior to Closing in the reports filed by ADK with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or in a registration statement filed by ADK with the SEC under the 1933 Act, in accordance with Regulation S X (“Regulation S-X”) promulgated by the SEC (the “Requirement Financial Statements”). Seller will provide to ADK reasonable access to the records of the Seller regarding the Purchased Business, and Seller’s accounting staff and firm(s) will be available to address any questions of ADK and ADK’s accounting advisors pertaining to the Financial Information or the Required Financial Statements.

(B)          If ADK determines that its is required or advisable to file with the SEC the Required Financial Statements, then Seller shall cooperate fully with ADK and its accounting advisors, and Seller’s shall use their commercially reasonable efforts, to cause the Required Financial Statements to be prepared so as to enable ADK to file them with the SEC no later than the deadline therefore under the 1934 Act and Form 8-K promulgated by the SEC thereunder, including, without limitation: (i) preparing the Required Financial Statements in accordance with Regulation S-X; (ii) causing the auditors selected to audit the Required Financial Statements to consent to the inclusion of such financial statements in ADK’s filings with the SEC under the 1934 Act and the 1933 Act, including providing such auditors with reasonable and customary representation letters in connection therewith; (iii) causing Seller’s counsel to respond to requests for information made by ADK or its accounting advisors; and (iv) providing such financial information (including accountant work papers) related to the Purchased Business and other assistance to ADK and its accounting advisors as ADK reasonably deems to be necessary to enable ADK to prepare and file the Required Financial Statements in accordance with the 1934 Act and Regulation S-X.

(C)          In the event that the SEC makes any review or inquiry to ADK with respect to financial information of the Purchased Business, including any such inquiry regarding the Required Financial Statements, as promptly as practicable after being notified by ADK of such review or inquiry, Seller will provide such reasonable cooperation and assistance as may be required by ADK in responding to such review or inquiry. The provisions of this Section 22 shall survive the Closing hereunder.

(D)          If Seller has to incur any expenses in connection with compliance with this Section 22, all such expenses shall be paid or reimbursed by either ADK or Purchaser within ten (10) days after submission of a bill by Seller for such costs or expenses.

SECTION 23.  Confidentiality; Non-Disclosure. Each party hereto agrees (i) not to disclose the existence of this Agreement or any aspect of the discussions, negotiations, terms, status or conditions relating to this Agreement to any third party (including, without limitation, employees and residents of the Facility) other than to its respective officers, directors, investors, lenders, authorized employees and authorized representatives, and as necessary in order to obtain any consent required hereunder, and then only on a need to know basis, (ii) to cause and require all such persons to whom such information is disclosed to abide by the provisions of this Section 23, and (iii) not to issue any press release or other announcement (including in any trade journal or other publication) regarding this Agreement without the unanimous prior written consent of the parties. Notwithstanding the foregoing, Seller acknowledges that Purchaser may disclose the terms of this Agreement as may be required for any regulatory filings, provided that prior notice of any such filings is given to Seller. Purchaser shall indemnify, defend and hold harmless Seller from and against any loss, claim, damage or expense which Seller may incur as a result of any breach by Purchaser or any third party of the terms and conditions of this Section 23. This Section 23 shall survive any termination of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth.

PURCHASER:

Adcare Property Holdings, LLC

By:	/s/ Chris Brogdon
Name: Chris Brogdon
Title: Manager

SELLER:

1761 Pinewood Holdings, LLC

By:	/s/ Abraham Shaulson
Name: Abraham Shaulson
Title: President